Exhibit (a)(5)(K)

Salient-ATSC Transition Help Q&As

POSTED 24-FEBRUARY-2012

What occurs with stock options? If they are not exercised prior to the acquisition becoming finalized, are the options lost or are they tendered in a similar manner to owned shares?

Per the terms found in section 4.3 of the merger agreement executed on February 21, 2012, upon closing options held by employees that have not been exercised, whether vested or unvested, shall be canceled in exchange for a cash payment of an amount equal to the difference between the offered price per share ($3.20) and the exercise price for your options, multiplied by the number of options.    Option holders will be receiving additional information and an option cancellation agreement prior to closing detailing this process.

I am an ATSC employee with over 3200 shares of ATSC stock.  Will I be able to handle my stock sale to Salient by transfer of the funds into my current 401K plan without receiving cash payment and thereby reducing or avoiding cap gains taxes?

No.  We will be distributing packages to employees regarding the stock transactions in the next week.  You may not roll the stock into the Salient 401(k) Plan.  When you become eligible to participate in the Salient 401(k) Plan, you may contribute pre- or post-tax salary for the remainder of the calendar year up to statutory limits.

I requested a new loan from my 401K on the 9th of February. The loan paperwork was completed and mailed to T Rowe Price last week. Will my loan still be able to be processed by T Rowe Price or will it be affected by the merger?

ATSC will continue to administer their 401(k) Plan according to the terms of the Plan until the Plan is officially terminated.  The ATSC 401(k) Plan will be terminated prior to the closing of the acquisition and all accounts will be distributed out of the Plan. Salient will be providing information as well as on-site instruction on how to rollover 401(k) money into the Salient 401(k) Plan. To avoid the potential tax consequences associated with distributing a 401(k) account that has an existing loan, Salient will help employees who have requested a loan or have an existing loan prior to the date of the signing of the definitive agreement (February 21, 2012) by offering an opportunity to take a “bridge” loan from Salient.  The money from the bridge loan will be used to pay off the existing loan balance in the ATSC 401(k) Plan prior to distributing the account to the employee.  Once the account has been distributed the employee would be required to roll over his/her balance into the Salient 401(k) Plan and take out a loan from the Salient Plan to pay off the Salient bridge loan.  ATSC employees who have existing loans or requested a loan prior to February 21, 2012 will receive more information in the future about their options.

I am a long-term ATSC employee, but I recently moved from full-time to part-time status - so I had to continue my medical benefits using COBRA.  The end of my 18-months of COBRA will be this coming September.  At that time, per my understanding of COBRA regulations, health-insurance providers cannot turn me down for private insurance.  But if Salient drops Kaiser, then I think COBRA may no longer be required to extend my coverage.  And if I do not keep COBRA for the entire 18 months, then private health insurers are not required to offer me coverage.  That would be a serious issue for me, since I have a pre-existing medical condition which could easily result in a denial of coverage.  How will Salient handle this?  If Kaiser is dropped, can I continue COBRA under the Salient health insurance plan?

You may maintain your rights to COBRA coverage but not under the Kaiser program.  The Kaiser contract will be terminated at the time employees are moved to Salient’s insurance program.  We project that to be sometime around June 1, 2012.  All existing COBRA beneficiaries will have the opportunity to pick up COBRA under Salient’s policies.

Under Salient’s PTO Plan, when does the Salient Plan take effect, and how will that impact my current PTO accruals?  Are the changes made in conjunction with the beginning of the Government fiscal year in October, or on my service anniversary date?  Will I be eligible for 20 days PTO after five years of service beginning on my anniversary date?

For a general description of what will happen to your PTO after the acquisition, please refer to the FAQ on page 7 of the FAQ document distributed to all employees.  You are correct in stating that once you have been employed for five years (on your ATSC Anniversary date) your PTO accrual will be increased to 20 days per year.

I have accrued 2 days (16 hours) of floating holiday. As per ATSC policy I have to use them before June 30, 2012 (1st half of 2012) or I will lose them.  I planned to use them with the Memorial Day (May 28, 2012) weekend.  Will this still remain effective and valid for me even if the merger closes before May 25th?

Any unused floating holidays will be credited to your holiday balance at the time payroll is transferred.  You must use all floating holidays prior to the end of the calendar year.  Any floating holidays that are not used by the end of the calendar year are forfeited.

I applied for FMLA with ATSC. Do you now need to approve this request?

Until the acquisition is closed, ATSC will continue to direct and administer all employee related programs.  Your approval for Family Medical Leave should continue through the ATSC process.

Due to lack of work on a direct contract, I am scheduled to terminate employment on 2/29/2012 and was wondering if there are employment opportunities within Salient that I could be considered for so I don’t have to have my ATSC employment terminated?

We would encourage you to check out our current position openings at www.salientfed.com. If there is a position that you believe fits your skills and capabilities, please feel free to apply online.

Will we be allowed to continue with the hours that we work now?  I work from 7:30am to 4:30pm.

The Company’s normal operating hours are from 8:00a.m. to 5:00 p.m. local time, Monday through Friday.  However, each work site is different, so employees should check with their Company manager for details on their particular work site’s business hours.  An individual’s specific work schedule may be flexed, but must be aligned with the client’s needs and Salient’s business requirements.

I wanted to know if Salient has a training program that pays for employees to go to certification classes and/or boot camps?

Salient strongly encourages continued professional development and advancement. All employees have at least one development goal as part of our annual performance management process.

Salient’s online educational platform, Salient University, offers a number of preparation courses for technical certifications.  Most training and development courses are budgeted and planned for by the Business Unit.

There are some of us who are PMI Project Management Professional certified.  Will Salient Federal Solutions pay for our annual fees and professional development units (PDU’s) needed to keep our certifications current?

PMP certification is valuable to our clients, our company and to the employee. Salient highly encourages our PMs to obtain this certification.  Our Salient University e-learning platform has certification and PDU courses.  Salient will pay for the PMP certification exam after the employee has successfully passed.  Annual fees to maintain the certification are paid for by Salient.

Does Salient Federal Solutions have any type of bonus structure for business development efforts that leads to new awards or additional modifications to the current contracts?

Salient offers two bonus programs to reward and recognize exceptional performance related to new business generation.

Bounty Bonus: Provides team-based incentive to identify, develop and win profitable business that fits Salient’s Strategic Plan. All employees, except Talent Operations Staff, who make a significant contribution on a major bid are eligible to participate. The Bounty Bonus is established at the Gate Review when the decision is made to pursue the bid. Gate Reviews must be conducted at least sixty days before the Request for Proposal in order to qualify for this bonus. The Capture Manager will recommend Bounty Bonus payments when Salient wins the bid and the contract is awarded.

Tactical Business Development Bonus: Provides incentive for growing and developing Salient’s business. All employees, except Talent Operations Staff, who win smaller tactical business without the normal lead time to qualify for and be approved under another bonus program, are eligible to participate. An award bonus of up to $5,000 may be paid after the win, with approval from the COO.

Does Salient Federal Solutions have any bonus structure that recognizes outstanding performance?

Salient’s performance awards recognize and reward employees for outstanding and extraordinary service to our clients and our team, special acts or services, or other meritorious achievements. Our “I Make a Difference” spot award recognizes outstanding efforts to uphold Salient’s Vision and Values.  Each quarter, our Excellence Awards recognize significant contributions to our business.  Annually, Salient’s top contributions achieve the Pinnacle Award.

Visa and Immigration Processing

We’ve received a number of inquiries about visa and immigration processing. Salient, with counsel, will work with all employees through their current immigration process.

This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this communication has not commenced. At the time the offer is commenced, a subsidiary of Salient will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.